

November 18, 2020

Thomas O'Malley
Chief Financial Officer
Global Self Storage, Inc.
11 Hanover Square
New York, NY 10005

> **Re: Global Self Storage, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 30, 2020**
> **File No. 001-12681**

Dear Mr. O'Malley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 15. Exhibits, Financial Statement Schedules, page 49

1. The certifications filed as Exhibits 31.1 and 31.2 do not include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Please file an amendment to your Form 10-K to include the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. The amendment should include updated and corrected Section 302 certifications, Section 906 certifications, full Item 9A disclosure and your audited financial statements. Refer to Regulation S-K Compliance & Disclosure Interpretation 246.13.

Schedule III Real Estate and Related Depreciation, page F-21

2. Please tell us how you complied with footnote 6 to Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost of your real estate assets for Federal income tax purposes.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Isaac Esquivel at (202) 551-3395 or Kristi Marrone at (202) 551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction